National Westminster Bank Plc Gogarburn Edinburgh EH12 1HQ Telephone: 0131 523 2028 Facsimile: 0131 626 0550 www.rbs.co.uk

Kevin Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

1 February 2007

National Westminster Bank Plc
Form 20-F for the fiscal year ended 31 December 2005
Filed 22 June 2006
File No. 001-09266

Dear Mr Vaughn

Thank you for your letter of 8 December 2006. Our replies to your comments are set out below. All page references are to the Form 20-F for the fiscal year ended 31 December 2005. References to ‘NatWest’ or ‘the Group’ are to National Westminster Bank Plc and its subsidiaries; ‘the Bank’ means National Westminster Bank Plc.

Item 6: Directors, Senior Management and Employees, page 38

1.	Please revise future filings to provide either the number of employees at the end of the period or the average for the period for each of the past three financial years (and changes in such numbers, if material) and if possible, a breakdown of persons employed by main category of activity and geographic location. Also disclose any significant change in the number of employees, and information regarding the relationship between management and labor unions. If the company employs a significant number of temporary employees, include disclosure of the number of temporary employees on an average during the most recent financial year. Refer to Item 6.D. of the Official Text of Form 20-F.

We will include the table below in future filings, with additional disclosure, as appropriate, if there is any significant change in the number of employees:

‘	Employee numbers at 31 December	2006	2005	2004

Corporate Markets
Retail Banking
Retail Direct
Manufacturing
Wealth Management
Ulster Bank
Centre

Total

UK
USA
Europe
Rest of the World

Total

The average number of temporary employees during 2006 was xx,xxx.

The Group recognises the trade unions Amicus in the UK, and the Irish Bank Officials Association and the Services, Industrial, Professional and Technical Union in Ireland. These formal relationships are complemented by works council arrangements in many of the Group’s mainland Europe-based operations.’

Accounting Policies, page 54

Note 6 - Intangible assets and goodwill, page 56

2.	Please revise future filings to disclose your accounting policy for capitalizing internally generated computer software. Specifically describe how you applied the guidance in paragraphs 52-67 of IAS 38 in determining which costs could be capitalized.

As the net book value at 31 December 2005 of £396 million (2004 - £457 million) represented less than 0.2% of NatWest’s total assets, we did not consider NatWest’s accounting policy for internally generated computer software to be significant. However, in the light of your comments, we will include NatWest’s policy on capitalisation of internally generated software within its accounting policy on Intangible assets and goodwill (policy number 6 on page 56) in future filings as follows:

‘Direct costs relating to the development of internal-use computer software are capitalised once technical feasibility and economic viability have been established. These costs include payroll, the costs of materials and services, and directly attributable overhead. Capitalisation of costs ceases when the software is capable of operating as intended. During and after development, accumulated costs are reviewed for impairment against the projected benefits that the software is expected to generate. Costs incurred prior to the establishment of technical feasibility and economic viability are expensed as incurred as are all training costs and general overhead. The costs of licences to use computer software that are expected to generate economic benefits beyond one year are also capitalised.’

Cash flow statements, page 66

3.	We note that you have presented the proceeds of minority interests acquired and the costs of minority interests redeemed as cash flows from financing activities. Please revise your future filings to more clearly identify the nature and the amounts presented in these line items, and tell us how you determined that classification as a financing activity was the most appropriate.

The increases in minority interest during 2005 and 2004 related to equity shares issued by subsidiaries for cash to parties outside the Group totalling £463 million and £405 million respectively and hence represent cash proceeds from the issue of equity securities by subsidiaries that IAS 7 requires to be included in cash flows arising from financing activities (paragraph 17(a) of IAS 7). The decrease in minority interest in 2005 arose on redeeming, for £121 million (2004 - £2 million), shares in subsidiaries held by parties outside the Group (paragraph 17(b) of IAS 7). Under IFRS, minority interests are presented within equity (IAS 1 paragraph 68). In future filings, we will amend, in the light of your comments, the current descriptions ‘Proceeds of minority interests acquired’ and ‘Costs of minority interests redeemed’ to ‘Proceeds of minority interests issued’ and ‘Redemption of minority interests’ respectively.

Notes on the accounts, page 67

Note 4 - Operating profit before tax, page 70

4.	The amounts disclosed do not agree in total to the amount reported as operating profit before tax on your consolidated income statement. For transparency purposes, please revise future filings to clearly explain the purpose of this presentation and why you think it is meaningful to investors. To the extent such disclosures are provided pursuant to U.K. companies legislation, please disclose the fact in future filings.

This footnote disclosure primarily relates to components of income and expense required to be disclosed under UK companies legislation and accounting standards. As the components cover different aspects of the income statement they are not additive and therefore do not agree to operating profit before tax. In the light of your comments, we will consider relocating these disclosures, in future filings, into other notes to the accounts as appropriate. As noted in the statement of directors’ responsibilities on page 52, NatWest’s financial statements are required to comply with the UK Companies Act 1985. We do not consider that it is necessary to annotate the financial statements with the authority for each individual disclosure.

Note 11 - Loans and advances to customers, page 72

Securitisations - Continuing involvement, page 73

5.	Please revise future filings to clearly explain the nature of the risks and rewards of ownership to which you remain exposed with respect to your U.S. securitisations of residential mortgages in accordance with paragraph 94(a)(ii) of IAS 39. For example, clarify whether your continuing involvement takes the form of a guarantee, written or purchased option or cash-settled option as described in paragraph 30 of IAS 39.

We advise the Staff that NatWest’s continuing involvement takes the form of subordinated interests in the transferred assets which are economically equivalent to a guarantee under paragraph 30 of IAS 39. In future filings, we will revise the disclosure in note 11 on continuing involvement as follows:

‘Continuing involvement

In certain US securitisations of residential mortgages, substantially all the risks and rewards have been neither transferred nor retained, but the Group has retained control of the assets as defined by IFRS and continues to recognise the assets to the extent of its continuing involvement. The Group’s continuing involvement takes the form of retaining certain subordinated bonds issued by the securitisation vehicles. These bonds have differing rights and, depending on their terms, they may expose the Group to interest rate risk where they carry a fixed coupon or to credit risk depending on the extent of their subordination. Certain bonds entitle the Group to additional interest if the portfolio performs better than expected and others give the Group the right to prepayment penalties received on the securitised mortgages.’

Assumptions/impact on fair value, page 74

6.	We note that in the valuation of your U.S. Agency and commercial retained interests, you have assumed no risk of credit loss. Please revise your future filings to disclose the nature and terms of the guarantee associated with the U.S. Agency retained interests, and how you determined no credit loss was possible on your commercial retained interests.

We propose to include, in future filings, the following additional footnotes to the table on page 74:

‘US Agency retained interests are securities whose principal and interest have been guaranteed by various United States Government Sponsored Enterprises (‘GSEs’). These GSEs include the Federal National Mortgage Association (‘Fannie Mae’), the Federal Home Loan Mortgage Corporation (‘Freddie Mac’), and the Government National Mortgage Association (‘Ginnie Mae’).

Fannie Mae and Freddie Mac are federally regulated but are privately owned. These GSEs guarantee that the holders of their mortgage-backed securities will receive payments of interest and principal. Securities guaranteed by either of these two GSEs, although not formally rated, are regarded as having a credit rating equivalent to AAA.

Ginnie Mae guarantees the timely payment of principal and interest on all of its mortgage-backed securities, and its guarantee is backed by the full faith and credit of the United States Government.’

At 31 December 2005, substantially all of NatWest’s commercial retained interests (98%) had investment grade ratings and a large majority (81%) had AAA or AA ratings. NatWest assumed zero credit losses on such securities based on the seniority in payoffs that these securities have, the low default probabilities of such securities and the support for these securities that exists via subordinate securities and other means. This assumption was supported by a history of less than 0.1% credit losses in investment grade securities and less than 0.3% in sub-investment grade securities over a one-year time horizon in the commercial mortgage-backed securities market and by 0% default rates over a one-year time-horizon for AAA and AA rated commercial mortgage-backed securities based on information from independent third party rating agencies available at the time the financial statements were prepared. Further, based upon more recent information from independent third party rating agencies, the history of credit losses in investment and sub-investment grade securities has been 0% and less than 0.1%, respectively, over a one-year time-horizon. In future filings, we will expand note 5 to the tables on page 74 to explain more fully the assumption of zero credit losses if such an assumption remains valid.

Note 12: Debt Securities, page 77

7.	We note approximately 89% of your debt securities portfolio are unlisted securities classified as held-for-trading. Please revise your future filings to disclose your policy for valuing these securities.

NatWest’s unlisted debt securities comprise principally US Government and agency securities (over 60% by value) and mortgage-backed securities (over 30% by value). These securities are valued using prices sourced from dealers, brokers, other financial institutions and from financial information providers (eg Bloomberg, Telerate, Reuters and other electronic communication networks). NatWest’s policy for determining fair value of financial assets is covered in accounting policy number 12 ‘Financial assets’ on page 58 and in ‘Critical accounting policies and key sources of estimation – fair value’ on page 61.

Note 16 - Intangible Assets, page 80

8.	Please revise your future filings to provide all of the disclosures required by paragraphs 134-137 of IAS 36 with respect to the estimates used to measure the recoverable amounts of cash-generating units containing goodwill. For example, you have indicated that your valuations for Ulster Bank was based on the value in use, but have not provided all of the disclosures required by paragraph 134(d)(i)-(v).

In the light of your comments, we will, in future filings, revise the disclosure in note 16 as outlined below.

‘Impairment review

The Group’s goodwill acquired in business combinations is reviewed annually for impairment by comparing the recoverable amount of each cash generating unit to which goodwill has been allocated with its carrying value.

The tables below provide disclosures for those cash generating units where the allocated goodwill is significant in comparison with the total amount of acquired goodwill recognised by the Group.

(a) Cash generating units for which recoverable amount has been based on value in use.

Goodwill
			2006	2005
Significant business unit	Acquisition	Cash generating unit	£m	£m	Discount rate

Unit A	Acquisition 1	CGU 1			X%

Unit B	Acquisition 2	CGU 2			Y%

(1)	Cash flows have been projected over the period 2007 to 20xx based on budgets and forecasts to which appropriate growth factors have been applied.

(2)	The key assumptions in determining the value in use of these businesses are …..

(b)	Cash generating units for which recoverable amount has been based on fair value less cost to sell.

Goodwill
			2006	2005
Significant business unit	Acquisition	Cash generating unit	£m	£m	Methodology used to determine fair value less costs to sell

Unit C	Acquisition 1	CGU 3			Earnings multiple

Unit D	Acquisition 2	CGU 4

(1) The key assumptions in the valuation of were … ‘

If a reasonably possible change in key assumptions would cause the carrying amount of a cash generating unit to exceed its recoverable amount, the following additional disclosure would be given:

‘The key assumption for the valuation of CGU X was the xxxx, the value assigned to this assumption in the impairment review was x. A change of x% to this assumption would result in CGU X’s carrying value being equal to its recoverable amount. At 31 December 2006, the recoverable amount of CGU X exceeded its carrying value by £xxxm.’

Note 19 - Derivatives at fair value, page 84

9.	Please revise future filings to provide the disclosures required by paragraph 59 of IAS 32 with respect to your hedging transactions. Alternatively, provide the disclosures required by paragraphs 22-24 of IFRS 7.

NatWest did not adopt hedge accounting for any derivatives during 2005. Its cash flow hedge reserve comprises exclusively amounts recognised on implementation of IAS 39. At 31 December 2005, the Bank (the holding company) had intra-group cash flow hedges (interest rate swaps) with a fair value of £42m (as disclosed in the Bank table on page 85). If, in future periods, NatWest or the Bank have material derivatives accounted for as hedges, we will provide the disclosures required by IAS 32 or IFRS 7 as appropriate.

10.	Your disclosure on page 84 indicates that the majority of your hedging transactions involve the use of interest rate swaps to hedge either the interest rate risk or exposure to variability in future cash flows associated with recognised financial assets and liabilities or forecasted transactions (in the case of cash flow hedges.) Please revise future filings to clearly identify the specific hedged items in these hedging transactions. In addition, describe the methods used to assess effectiveness for each of your hedging strategies.

As noted above, NatWest did not adopt hedge accounting for any derivatives during 2005. If, in future periods, NatWest has derivatives accounted for as hedges, we will include disclosures identifying the specific hedged items and describing the methods used to assess hedge effectiveness.

Note 26 - Subordinated liabilities, page 90

11.	Please revise future filings to disclose the contractual terms and conditions of your subordinated liabilities - specifically your loan capital – in accordance with paragraphs 62 -63 of IAS 32.

In addition to the analyses provided in 2005 in note 26, in future filings we will tabulate the contractual terms and conditions of subordinated liabilities as set out in the attached annex.

Note 30 - Share capital, page 93

12.	Please revise future filings to describe the characteristics that you considered in determining the appropriate classification of your non-cumulative preference shares. For example,

Your disclosure on page 93 indicates that non-cumulative preference shares are redeemable at the option of the company. For purposes of transparency to the reader, please revise future filings to explain why you classify such shares as debt considering the guidance in paragraph AG25 of IAS 32, which differentiates between shares redeemable at the option of the holder (classified as debt) from those redeemable at the option of the company (classified as equity.)

We will include in future filings the following note disclosure:

‘The Bank’s non-cumulative preference shares, although either non-redeemable or redeemable only at the Bank’s option, are classified as debt as the Bank has an obligation to pay dividends on these instruments.’

It is our understanding that your non-cumulative convertible preference shares are both redeemable at the option of the company and convertible by the holder. Please revise future filings to clarify how you considered the guidance of paragraphs 28-32 of IAS 32 in accounting for the liability and equity components of such instruments.

None of the Bank’s preference shares in issue are convertible (see note 28).

Note 33 - Memorandum items, page 111

Litigation, page 111

13.	Please revise future filings to provide the disclosures required by paragraphs 84-89 of IAS 37 with respect to your provision for litigation. If you believe that reserves recorded for litigation losses are not significant enough for footnote quantification, revise your future filings to disclose that fact.

At 31 December 2005, NatWest’s provision for litigation was £4m. As this is not material, the disclosures in respect of provisions required by paragraphs 84, 85 and 87 were not made. The disclosures on page 111 cover contingent liabilities arising from litigation. The disclosures required by paragraph 86 were, to the extent practicable, given for the principal litigation to which NatWest is party. As described in note 33, other litigation is not material to NatWest and therefore the disclosures required by paragraphs 86 and 89 were not given.

Note 46: Significant Differences between IFRS and US GAAP, page 129

14.	We note that in your reconciliations to US GAAP on page 179 you present an adjustment for timing differences and other. Please revise future filings to more clearly explain the differences between IFRS and US GAAP that led to this reconciling item.

The adjustment to equity as at 31 December 2005 for timing differences and other related exclusively to purchased goodwill and results from the different effective dates of the US and IFRS standards for NatWest. This difference is explained in the section on purchased goodwill under ‘Intangible assets’ on page 134. The paragraph on other intangibles does not apply to NatWest and we will delete it in future filings.

The adjustment to 2005 net income for timing differences and other is discussed below in response to comment 17.

15.	Your disclosure on page 73 indicates that your securitisation transactions may result in continued recognition of the securitised assets, continued recognition of the assets to the extent of your continuing involvement, or derecognition of the securitised assets. Please revise future filings to more clearly describe any differences in your accounting for these transactions under IFRS as compared to US GAAP. For example, discuss how you considered the concept of legal control under SFAS 140 compared to the risks and rewards model under IAS 39. Separately discuss how you considered whether any of your transfers to SPEs would have qualified for derecognition under SFAS 140.

NatWest’s securitisations fall into two distinct categories: those undertaken by NatWest in the UK and the Republic of Ireland and those undertaken by RBS Greenwich Capital and its affiliates in the US (‘Greenwich’).

We have analysed these transactions under IFRS and US GAAP as follows.

For the UK and the Republic of Ireland securitisations, we concluded that continued recognition of the securitised assets on NatWest’s balance sheet is appropriate under both IFRS and US GAAP.

Under IFRS, the securitisation vehicles are consolidated in accordance with SIC-12 ‘Consolidation - Special Purpose Entities’. In accordance with paragraph 15 of IAS 39, the derecognition principles are applied at Group level. As NatWest has retained substantially all the risks and rewards of ownership of the assets, through subordinated interests and rights to excess spread, the assets continue to be recorded on NatWest’s balance sheet.

Under US GAAP, these transactions do not meet the requirements for derecognition because the securitisation vehicles which acquire the transferred assets do not have the characteristics required by SFAS 140 to be considered qualifying special purpose entities (‘qualifying SPEs’). Accordingly, these vehicles are consolidated in accordance with FASB Interpretation 46R (FIN 46R).

Securitisations undertaken by Greenwich fall into two categories under IFRS: those that meet the conditions for the securitised assets to be derecognised and those where the assets continue to be recognised only to the extent of NatWest’s continuing involvement.

IAS 39 requires its derecognition principles to be applied at consolidated level (paragraph 15 of IAS 39). The Greenwich securitisation vehicles are consolidated where NatWest has determined that consolidation is required under SIC-12. IAS 39’s derecognition provisions are then applied to the assets held by the vehicles. There is no transfer of the contractual rights to the cash flows from the assets as required by paragraph 18 of IAS 39 for derecognition. However, under IFRS, assets may be derecognised or recognised to the extent of the entity’s continuing involvement if the conditions (pass-through conditions) set out in paragraph 19 of IAS 39 are met. In the case of the Greenwich securitisations, these conditions are met. The securitised assets are, in accordance with paragraph 20 of IAS 39, derecognised if substantially all the risks and rewards have been transferred to third parties; or, if substantially all the risks and rewards have neither been transferred nor retained, recognised to the extent of NatWest’s continuing involvement. Greenwich has securitisations in both categories as set out in note 11.

Most of the Greenwich securitisations meet US GAAP sale criteria as defined in SFAS 140. Transfers of financial assets are accounted for and reported on a financial-components approach basis that focuses on control. Under this approach, upon a transfer of financial assets, an entity recognises assets it controls and liabilities it has incurred and derecognises financial assets over which control has been surrendered and liabilities which have been extinguished. Such transfers to securitisation trusts are accounted for as sales since NatWest has surrendered control over the transferred assets as defined in SFAS 140, paragraph 9 and other relevant sections.

Further, where the related securitisation trusts are qualifying SPEs as defined in SFAS 140, they are not consolidated by NatWest under US GAAP pursuant to FIN 46(R). Among the US GAAP criteria satisfied are the legal isolation of the qualifying SPEs from NatWest and creditors of NatWest, the significant limitation of their activities in contractual documents governing the SPEs, and the inability of NatWest, as transferor, to maintain control over the transferred assets.

Where the securitisation vehicles do not qualify as qualifying SPEs, under US GAAP, consolidation of such entities is based upon a risk and rewards model in FIN 46(R) focused on identifying which party, if any, has the majority of variability in expected losses, expected returns, or both.

As a result of this analysis of the Greenwich securitisations under IFRS and US GAAP, we have identified two differences in treatment between IFRS and US GAAP:

1.	Where the transaction is treated as a sale under US GAAP but under IFRS the assets continue to be recognised to the extent of NatWest’s continuing involvement; and

2.	Where the SPE is consolidated under US GAAP and all its third party assets recorded on NatWest’s consolidated balance sheet but under IFRS the assets continue to be recognised to the extent of NatWest’s continuing involvement.

As at 31 December 2005, these differences gave rise to an IFRS-US GAAP adjustment to total assets of £393 million. Neither difference gives rise to an adjustment to net income or shareholders’ equity. The guidance in paragraph AG 52 of IAS 39 on the continuing involvement approach requires the same recognition of gain or loss on sale as under SFAS 140. The second difference gives no adjustment because the securitised assets and retained interests are carried at fair value by NatWest. Further, though there might be adjustments within individual income statement line items such as realized gains and losses, the overall impact to net income is nil because such adjustments would be accompanied by equal and offsetting adjustments to other line items such as unrealized gains and losses. Finally, the adjustments required by IAS 39 in instances where assets are recognized to the extent of NatWest’s continuing involvement as defined, result only in additional assets and liabilities recorded on NatWest’s consolidated balance sheet.

We do not intend to revise future filings to describe this difference in more detail as the IFRS-US GAAP adjustment is not material.

16.	As disclosed on page 72 you have designated certain loans and advances to banks and customers as held-for-trading and carry such securities at fair value. Please revise your future filings to clearly disclose and compare your US GAAP and IFRS policies for loans held for trading. Identify for the reader where such differences are reflected in your US GAAP adjustments.

In future filings we will revise the IFRS-US GAAP differences (page 130) to include the following:

IFRS	US GAAP
(e) Financial instruments

Loans classified as held-for-trading
Under IAS 39, loans classified as held-for-trading are carried at fair value.	Collateralised loans arising from reverse repurchase and stock borrowing agreements and cash collateral given are measured at cost. Other held-for-trading loans are measured at the lower of cost and fair value except those held by the Group’s broker-dealer which are recorded at fair value.

17.	On page 134 you disclose that "other adjustments in the reconciliation of net income for the year ended December 31, 2005 from IFRS to US GAAP include refinements to estimates, primarily loan impairment provisions, arising from the implementation of IFRS ". Please explain to us in more detail the specific changes in estimates to which you refer and how the implementation of IFRS affected the determination of such estimates.

Other adjustments in the reconciliation of net income for 31 December 2005 of £234 million, comprised £218 million for loan impairment provisions and £16 million for leasing.

Provision for loan impairments - on transition to IFRS on 1 January 2005 NatWest increased its provision for loan impairments by £218 million. This refinement in methodology is, for US GAAP reporting purposes, a change in accounting estimate.

Under UK GAAP, provisions were made so as to record impaired loans at their net realisable value. Specific provisions were established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covered advances impaired at the balance sheet date but not identified as such.

IFRS requires impairment losses to be recognised when there is objective evidence of an impairment that results from one or more events that occurred after the initial recognition of the loan and before the balance sheet date. The impairment loss is measured as the difference between an asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Impairment is assessed individually for individually significant loans but can be assessed collectively for other loans. Collectively assessed loan impairment provisions are made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions).

NatWest believes that both methodologies comply with US GAAP. They are both based on an incurred probable losses model for loans individually identified as impaired and for loans impaired at the balance sheet date but not identified as such; IFRS is more prescriptive than UK GAAP.

On implementation of IFRS, we reviewed all of NatWest’s loan portfolios in the light of paragraphs 58 - 70 of IAS 39 on impairment and uncollectibility of financial assets. Increases in impairment losses through the effects of discounting and of improved methodologies for collectively assessed portfolios partially offset by reallocation of general provision to collectively assessed portfolios and to cover latent loss provisions, resulted in a net increase of £218 million in loan impairment provisions.

Leasing - up to 31 December 2004 NatWest used certain estimates in order to compute the UK to US GAAP differences for leases. As disclosed in NatWest’s 2004 Form 20-F, these GAAP differences were related to the post-tax income recognition applied under UK GAAP for finance leases. On adoption of IFRS, NatWest’s primary accounting records for finance leases were converted to a pre-tax basis.

In connection with responding to the comments of the Commission, we acknowledge that the Bank is responsible for the adequacy and accuracy of the disclosures in the Bank’s 2005 Form 20-F; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Bank cannot assert Staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss any of our responses, please contact Rajan Kapoor, Group Chief Accountant on +44 131 626 3768 in the first instance.

Yours sincerely

/s/ Guy Whittaker

Guy Whittaker Group Finance Director

	ANNEX

Dated loan capital	2006	2005
	£m	£m

The Bank
US$1,000 million 7.375% subordinated notes 2009
US$650 million floating rate subordinated step-up notes 2009
£300 million 8.125% step-up subordinated notes 2011 (callable December 2006)
€500 million 5.125% subordinated notes 2011
£300 million 7.875% subordinated notes 2015
£300 million 6.5% subordinated notes 2021

NatWest Group Holdings Corporation
US$400 million floating rate subordinated loan capital 2018 (callable at any time) (1)

Greenwich Capital Holdings, Inc.
US$105 million subordinated loan capital floating rate notes 2006
US$500 million subordinated loan capital floating rate notes 2006

Ulster Bank Limited
£100 million floating rate subordinated loan capital 2019 (callable October 2009) (1)
€60 million floating rate subordinated loan capital 2020 (callable September 2010) (1)
€120 million floating rate subordinated loan capital 2020 (callable December 2010) (1)

First Active plc
US$35 million 7.24% subordinated bonds 2012 (callable December 2007)
£60 million 6.375% subordinated bonds 2018 (callable April 2013)

RBS Netherland Holdings B.V.
€92.3 million floating rate note 2019 (1)

Coutts Bank von Ernst Ltd
US$150 million floating rate subordinated loan capital 2018 (callable November 2008) (1)

Undated loan capital	2006	2005
	£m	£m

The Bank
US$500 million primary capital floating rate notes, Series A (callable on any interest payment date)
US$500 million primary capital floating rate notes, Series B (callable on any interest payment date)
US$500 million primary capital floating rate notes, Series C (callable on any interest payment date)
US$500 million 7.875% exchangeable capital securities (callable on any interest payment date) (2)
US$500 million 7.75% reset subordinated notes (callable October 2007)
€100 million floating rate undated subordinated step-up notes (callable October 2009)
€400 million 6.625% fixed/floating rate undated subordinated notes (callable October 2009)
£325 million 7.625% undated subordinated step-up notes (callable January 2010)
£200 million 7.125% undated subordinated step-up notes (callable October 2022)

£200 million 11.5% undated subordinated notes (callable December 2022) (3)

Ulster Bank Limited
€120 million floating rate undated subordinated loan capital (callable September 2010) (1)

First Active plc
£20 million 11.75% perpetual tier two capital IR£30 million 11.375% perpetual tier two capital £1.3 million floating rate perpetual tier two capital

Notes:
(1) Issued to The Royal Bank of Scotland plc.
(2) Exchangeable at the option of the issuer into 20 million 8.75% (gross) non-cumulative preference shares of US$25 each of National Westminster Bank Plc at any time.
(3) Exchangeable at the option of the issuer into 200 million 8.392% (gross) non-cumulative preference shares of £1 each of National Westminster Bank Plc at any time.
(4) Except as stated above, claims in respect of the Group’s undated loan capital are subordinated to the claims of other creditors. None of the Group’s undated loan capital is secured.
(5) Where the issuer has the ability to redeem the undated loan capital, this is subject to prior approval of the UK Financial Services Authority.

Preference shares	2006	2005
	£m	£m

Non-cumulative preference shares of £1 - Series A (1) 9%
Non-cumulative preference shares of US$25 Series B 7.8752% (2)
Non-cumulative preference shares of US$25 Series C 7.7628% (3)

Notes
(1) These preference shares are non-redeemable.
(2) The US$250 million non-cumulative preference shares, Series B, of US$25 each carry a gross dividend of 8.75% inclusive of associated tax credit. They are redeemable at the option of the Bank at US$25 per share.
(3) The US$300 million non-cumulative preference shares, Series C, of US$25 each carry a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$0.60 in 2005 reducing by US$0.30 in each successive year. There is no redemption premium if the date of redemption falls after 8 April 2007.